UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*
Akoya Biosciences, Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
00974H104
(CUSIP Number)
December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 X  Rule 13d-1(b)

 [_]  Rule 13d-1(c)

 [_]  Rule 13d-1(d)

SCHEDULE 13G
CUSIP No. 00974H104

1 Names of Reporting Persons
 PSC Capital Partners LLC
2 Check the appropriate box if a member of a Group (see instructions)
 (a)  [ ]
(b)  [ ]
3 Sec Use Only

4 Citizenship or Place of Organization
 Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:
 5 Sole Voting Power
  2,813,771 shares
 6 Shared Voting Power
  0
 7 Sole Dispositive Power
  2,813,771 shares
 8 Shared Dispositive Power
  0
9 Aggregate Amount Beneficially Owned by Each Reporting Person
 2,813,771 shares
10 Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
 [ ]
11 Percent of class represented by amount in row (9)
 7.6%
12 Type of Reporting Person (See Instructions)
 IA

Item 1.
(a) Name of Issuer: Akoya Biosciences, Inc.
(b) Address of Issuer Principal Executive Offices:  100 Campus Drive, 6th Floor, Marlborough, MA 01752
Item 2.
(a) Name of Person Filing: PSC Capital Partners LLC
(b) Address of Principal Business Office or, if None, Residence:  800 Nicollet Mall, Suite 900, Minneapolis, MN 55402
(c) Citizenship: US, Delaware
(d) Title and Class of Securities: Common Stock, par value $0.00001 per share
(e) CUSIP No.: 00974H104
Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [_] Broker or dealer registered under Section 15 of the Act;
(b) [_] Bank as defined in Section 3(a)(6) of the Act;
(c) [_] Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e) X An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership
(a) Amount Beneficially Owned:    2,813,771 shares
 (b) Percent of Class:  7.6%
 (c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 2,813,771
 (ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of: 2,813,771
(iv) Shared power to dispose or to direct the disposition of:
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].
Item 6. Ownership of more than Five Percent on Behalf of Another Person. N/A
Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.  N/A
Item 8. Identification and classification of members of the group. N/A
Item 9. Notice of Dissolution of Group. N/A
Item 10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  02/14/2022
/s/ Theodore J. Christianson
Name/Title  Theodore J. Christianson, CEO